EXHIBIT 99.1

DOUBLE DIGIT GROWTH, ON THE WAY TO ANOTHER RECORD YEAR

•Total shipments of 2,750 units, up 18.9% versus Q3 2020 and 11.2% versus Q3 2019
•Net revenues of Euro 1,053 million, up 18.6% versus prior year and up 15.1% versus Q3 2019
•EBITDA(1) of Euro 371 million, up 12.4% versus prior year and up 19.6% versus Q3 2019.
EBITDA(1) margin of 35.2% in Q3 2021.
•EBIT of Euro 270 million, up 21.8% versus prior year and up 19.2% versus Q3 2019.
EBIT margin of 25.7% in Q3 2021.
•Net profit of Euro 207 million and diluted EPS(1) at Euro 1.11
•Extraordinarily strong industrial free cash flow(1) generation of Euro 242 million sustained by the collection of advances on the 812 Competizione
•Upgraded 2021 Guidance

Benedetto Vigna, CEO of Ferrari, commented: “The strong third quarter results are an important step forward towards the upward revised 2021 guidance. The exceptional client relationships, fundamental in achieving the double digit growth in this quarter and year to date, are reflected in the record order intake worldwide, particularly in China and USA. These results together with the soundness of our vision and the team I am honoured to lead, make me look to the future with great confidence and optimism.”

For the three months ended				(In Euro million,	For the nine months ended
September 30,				unless otherwise stated)	September 30,
2021	2020	Change			2021	2020	Change
2,750	2,313	437	19%	Shipments (in units)	8,206	6,440	1,766	27%
1,053	888	165	19%	Net revenues	3,099	2,391	708	30%
371	330	41	12%	EBITDA(1) / Adj. EBITDA(1)	1,133	771	362	47%
35.2%	37.2%	(200 bps)		EBITDA(1) / Adj. EBITDA(1) margin	36.6%	32.3%	430 bps
270	222	48	22%	EBIT / Adj. EBIT(1)	810	465	345	74%
25.7%	25.0%	70 bps		EBIT / Adj. EBIT(1) margin	26.2%	19.5%	670 bps
207	171	36	21%	Net profit / Adj. net profit(1)	619	346	273	79%
1.12	0.92	0.20	22%	Basic EPS / Adj. basic EPS(1) (in Euro)	3.34	1.87	1.47	79%
1.11	0.92	0.19	21%	Diluted EPS / Adj. diluted EPS(1) (in Euro)	3.33	1.86	1.47	79%

1Refer to specific paragraph on non-GAAP financial measures

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), November 2, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the third quarter and nine months ended September 30, 2021.

Shipments(3)(4)

For the three months ended				Shipments	For the nine months ended
September 30,				(units)	September 30,
2021	2020	Change			2021	2020	Change
1,308	1,288	20	2%	EMEA	4,104	3,510	594	17%
706	504	202	40%	Americas	2,110	1,635	475	29%
249	119	130	109%	Mainland China, Hong Kong and Taiwan	609	181	428	236%
487	402	85	21%	Rest of APAC	1,383	1,114	269	24%
2,750	2,313	437	19%	Total Shipments	8,206	6,440	1,766	27%

Shipments totaled 2,750 units in the third quarter of 2021, up 437 units or 18.9% versus the prior year quarter.
Sales of 8 cylinder models (V8) were up 39.4%, while 12 cylinder models (V12) were down 35.1% mainly due to reduced volume of the 812 Superfast. The shipments of the quarter were driven by the range models, with the first deliveries of the SF90 Spider that began in the quarter, while the Portofino M entered the ramp up phase. The Ferrari Monza SP1 and SP2 continued to be delivered in line with planning.
All geographic regions positively contributed in the quarter. EMEA(4) increased by 1.6%, Americas(4) by 40.1%, Mainland China, Hong Kong and Taiwan by 109.2%, boosted by the arrival of new models in particular the Ferrari Roma and the SF90 Stradale, and Rest of APAC(4) by 21.1%.

2These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3Excluding the XX Programme, racing cars, one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and the other European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia

Total net revenues

For the three months ended				(Euro million)	For the nine months ended
September 30,					September 30,
		Change					Change
2021	2020	at constant			2021	2020	at constant
			currency					currency
883	727	22%	24%	Cars and spare parts(5)	2,619	1,965	33%	36%
55	44	25%	25%	Engines(6)	145	97	49%	49%
95	93	1%	6%	Sponsorship, commercial and brand(7)	277	265	4%	7%
20	24	(16%)	(17%)	Other(8)	58	64	(8%)	(4%)
1,053	888	19%	21%	Total net revenues	3,099	2,391	30%	33%

Net revenues for the third quarter 2021 were Euro 1,053 million, up 20.7% at constant currency(1).
Revenues from Cars and spare parts(5) were Euro 883 million (up 21.6% or 23.5% at constant currency(1)), thanks to higher volume and positive product mix, together with strong contribution from personalizations.
The increase in Engines(6) revenues (Euro 55 million, up 24.8%, also at constant currency(1)) was attributable to higher shipments to Maserati and, to a lesser extent, the rental of engines to other Formula 1 racing teams.
Sponsorship, commercial and brand(7) revenues reached Euro 95 million (up 1.3% or 5.8% at constant currency(1)) mainly due to brand-related activities.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a negative impact of Euro 15 million, mostly related to FX hedges.

5Includes net revenues generated from shipments of our cars, any personalization net revenues generated on cars, as well as sales of spare parts
6Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
7Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
8Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

EBITDA(1) and EBIT

For the three months ended				(Euro million)	For the nine months ended
September 30,					September 30,
		Change					Change
2021	2020		at constant		2021	2020		at constant
			currency					currency
371	330	12%	18%	EBITDA(1)	1,133	771	47%	55%
270	222	22%	30%	EBIT	810	465	74%	88%

Q3 2021 EBITDA(1) stood at Euro 371 million, up 12.4% versus prior year and with an EBITDA(1) margin of 35.2%.
Q3 2021 EBIT was Euro 270 million, increased 21.8% versus prior year and with an EBIT margin of 25.7%.
Volume was positive (Euro 39 million), reflecting shipments’ increase versus prior year.
The positive Mix / price variance performance (Euro 41 million) was driven by the contribution coming from the richer product mix thanks to the SF90 family and the Ferrari Monza SP1 and SP2, along with personalizations, partially offset by the Ferrari Roma ramp up and reduced contribution of the 812 Superfast.
Industrial costs / research and development expenses increased (Euro 12 million) mainly due to product innovation and start-up costs as well as Formula 1 expenses.
SG&A increased Euro 4 million mainly reflecting communication and marketing activities.
Other decreased Euro 2 million mainly due to the cost increase related to improved assumptions on in-season Formula 1 ranking and other supporting activities.

Net financial charges in the quarter stood at Euro 10 million, down versus Euro 14 million of the prior year, reflecting lower net foreign exchange losses, including hedging costs.
The tax rate in the quarter was 20.4%, reflecting the current estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (ACE)(9), deductions for eligible research and development costs, hyper and super-depreciation of machinery and equipment.
As a result, the Net profit for the period was Euro 207 million, up 20.8% versus prior year, and the Diluted earnings per share for the quarter reached Euro 1.11, compared to Euro 0.92 in Q3 2020.
Industrial free cash flow(1) for the quarter was exceptionally strong at Euro 242 million, driven by EBITDA(1) and the collection of advances on the 812 Competizione, partially offset by capital expenditures(10) of Euro 189 million.
Net Industrial Debt(1) as of September 30, 2021 was Euro 368 million, compared to Euro 552 million as of June 30, 2021. During the third quarter a total of Euro 55 million of shares were repurchased. Lease liabilities per IFRS 16 as of September 30, 2021 were Euro 59 million.
As of September 30, 2021, total available liquidity was Euro 2,040 million (Euro 1,689 million as of June 30, 2021), including undrawn committed credit lines of Euro 767 million.

9Also known as Notional Interest Deduction - NID
10Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases

Upgraded 2021 guidance, subject to trading conditions unaffected by Covid-19 pandemic restrictions and the following assumptions:
•Core business sustained by volume and mix
•Revenues from Formula 1 racing activities based on targeted calendar and reflecting lower 2020 ranking versus prior year
•Brand-related activities dealing with Covid-19 challenges
•Operational and marketing costs gradually resuming
•Improved net working capital sustaining industrial free cash flow thanks to the advances on the new special series and lower payments in connection with the cadence planned for our spending

(€B, unless otherwise stated)	2019A	2020A	2021 GUIDANCE
NET REVENUES	3.8	3.5	≤4.3
ADJ. EBITDA (margin %)	1.3 33.7%	1.1 33.0%	~1.52 ~35.6%
ADJ. EBIT (margin %)	0.9 24.4%	0.7 20.7%	~1.05 ~24.6%
ADJ. DILUTED EPS (€)	3.71	2.88(11)	~4.30(12)
INDUSTRIAL FCF	0.7	0.2	>0.55

Q3 2021 highlights

Ferrari N.V. places Euro 150 million in bonds with U.S. private investors, due 2032
On July 29, 2021, Ferrari N.V. announced that it completed a private placement to certain US institutional investors of Euro 150 million aggregate principal amount of 0.91% senior notes due 2032.

Exor, Ferrari and LoveFrom announce creative partnership
On September 27, 2021, Exor N.V. and Ferrari N.V. announced a long term, multi-year collaboration with the creative collective LoveFrom. The first expression of this new partnership will bring together Ferrari’s legendary performance and excellence with LoveFrom’s unrivalled experience and creativity that has defined extraordinary world changing products.

11Net of a tax benefit, with no cash impact on 2020, from the one-off partial step-up of the trademark’s book value in accordance with the Italian tax regulations
12Calculated using the weighted average diluted number of common shares as of December 31, 2020 (185,379 thousand)

Subsequent events

Multi-year share repurchase program: completion of the fourth tranche and announcement of the fifth tranche
On October 4, 2021, Ferrari N.V. informed that it had completed on September 30, 2021 the Fourth Tranche of the multi-year share repurchase program. On the same date, the Company announced the continuation of its already disclosed program with a Fifth Tranche of up to Euro 150 million from October 5, 2021 to no later than March 31, 2022.

Share repurchase program
Under the common share repurchase program, from October 5, 2021 to October 28, 2021, the Company purchased a further 111,495 common shares for a total consideration of Euro 20.9 million. At October 28, 2021 the Company held in treasury an aggregate of 9,884,398 common shares. As of the same date, the Company held 3.84% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “Upgraded 2021 guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the impact of the application of the new Formula 1 regulations progressively coming into effect in 2021 and 2022, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, including as a result of the impact of the Covid-19 pandemic, as well as the popularity of Formula 1 more broadly; the effects of the evolution of and response to the Covid-19 pandemic; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which the Group operates, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in China and other growth markets; the Group’s low volume strategy; global economic conditions, pandemics and macro events; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid and electric technology more broadly into Group’s car portfolio over time; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the effects of Brexit on the UK market; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s continued compliance with customs regulations of various jurisdictions; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2021	2020		2021	2020
189	158	Capital expenditures(10)	506	465
84	79	of which capitalized development costs(13) (A)	264	222
130	111	Research and development costs expensed (B)	402	373
214	190	Total research and development (A+B)	666	595
40	47	Amortization of capitalized development costs (C)	137	132
170	158	Research and development costs as recognized in the consolidated income statement (B+C)	539	505

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

13Capitalized as intangible assets

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
	2021			2021
2021	at constant		2021	at constant
	currency			currency
883	883	Cars and spare parts	2,619	2,670
55	55	Engines	145	145
95	96	Sponsorship, commercial and brand	277	282
20	20	Other	58	61
1,053	1,054	Total Net Revenues	3,099	3,158

For the three months ended	(Euro million)	For the nine months ended
September 30,	September 30,
2021		2021
270	EBIT	810
270	Adjusted EBIT	810
0	Currency (including hedges)	(49)
270	EBIT at constant currency	859
270	Adjusted EBIT at constant currency	859

For the three months ended	(Euro million)	For the nine months ended
September 30,		September 30,
2021		2021
371	EBITDA	1,133
371	Adjusted EBITDA	1,133
0	Currency (including hedges)	(49)
371	EBITDA at constant currency	1,182
371	Adjusted EBITDA at constant currency	1,182

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2021	2020	Change		2021	2020	Change
207	171	36	Net profit	619	346	273
53	37	16	Income tax expense	162	81	81
10	14	(4)	Net financial expenses	29	38	(9)
101	108	(7)	Amortization and depreciation	323	306	17
371	330	41	EBITDA	1,133	771	362

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2021	2020	Change		2021	2020	Change
371	330	41	EBITDA	1,133	771	362
-	-	-	Adjustments	-	-	-
371	330	41	Adjusted EBITDA	1,133	771	362

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2021	2020	Change		2021	2020	Change
270	222	48	EBIT	810	465	345
-	-	-	Adjustments	-	-	-
270	222	48	Adjusted EBIT	810	465	345

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2021	2020	Change		2021	2020	Change
207	171	36	Net profit	619	346	273
-	-	-	Adjustments	-	-	-
207	171	36	Adjusted net profit	619	346	273

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the nine months ended
September 30,				September 30,
2021	2020	Change		2021	2020	Change
1.12	0.92	0.20	Basic EPS	3.34	1.87	1.47
-	-	-	Adjustments	-	-	-
1.12	0.92	0.20	Adjusted basic EPS	3.34	1.87	1.47
1.11	0.92	0.19	Diluted EPS	3.33	1.86	1.47
-	-	-	Adjustments	-	-	-
1.11	0.92	0.19	Adjusted diluted EPS	3.33	1.86	1.47

Basic and diluted EPS(14)

For the three months ended			(Euro million, unless otherwise stated)	For the nine months ended
September 30,				September 30,
2021	2020	Change		2021	2020	Change
206	171	35	Net profit attributable to the owners of the Company	617	346	271
184,317	184,748		Weighted average number of common shares (thousand)	184,601	184,825
1.12	0.92	0.20	Basic EPS (in Euro)	3.34	1.87	1.47
184,617	185,344		Weighted average number of common shares for diluted earnings per common share (thousand)	184,901	185,422
1.11	0.92	0.19	Diluted EPS (in Euro)	3.33	1.86	1.47

14For the three and nine months ended September 30, 2021 and 2020 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Sept. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020
Debt	(2,591)	(2,360)	(2,283)	(2,725)
of which leased liabilities as per IFRS 16 (simplified approach)	(59)	(61)	(62)	(62)
Cash and Cash Equivalents	1,273	922	980	1,362
Net Debt	(1,318)	(1,438)	(1,303)	(1,363)
Net Debt of Financial Services Activities	(950)	(886)	(883)	(820)
Net Industrial Debt	(368)	(552)	(420)	(543)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2021	2020		2021	2020
392	218	Cash flow from operating activities	927	428
(189)	(158)	Investments in property, plant and equipment and intangible assets(10)	(506)	(465)
203	60	Free Cash Flow	421	(37)
(39)	(17)	Free Cash Flow from Financial Services Activities	(81)	(29)
242	77	Free Cash Flow from Industrial Activities(15)	502	(8)

15Free cash flow from industrial activities for the three and nine months ended September 30, 2020 includes approx. Euro 1 million related to withholding taxes

On November 2, 2021, at 3:00 p.m. CET, management will hold a conference call to present the Q3 2021 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.